SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                     FORM 8

                       AMENDMENT TO APPLICATION OR REPORT

                Filed pursuant to Section 12, 13, or 15(d) of the
                         Securities Exchange Act of 1934


                               DUKE POWER COMPANY
               (Exact name of registrant as specified in charter)

                                 AMENDMENT NO. 1

         The undersigned registrant hereby amends its Annual Report for the fiscal year ended December 31, 1996, on Form 10-K as filed with the Securities and Exchange Commission as follows:

                  By including as an Exhibit thereto the registrant's Annual Report on Form 11-K with respect to the Stock Purchase-Savings Program for Employees and the Employees' Stock Ownership Plan of Duke Power Company for the fiscal years ended October 31, 1996 and December 31, 1996, respectively.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        DUKE POWER COMPANY


                                                 By____________________________
                                                          Ellen T. Ruff
           Date:  April 25, 1997                            Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) of the
                         Securities Exchange Act of 1934




                   For the Fiscal Year Ended October 31, 1996

                                       of

                    DUKE POWER COMPANY STOCK PURCHASE-SAVINGS
                              PROGRAM FOR EMPLOYEES

                                       and

                      For the Year Ended December 31, 1996

                                       of

               DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN




          Issuer of Securities held pursuant to the Program and Plan is
                  DUKE POWER COMPANY, 422 South Church Street,
                      Charlotte, North Carolina 28242-0001

                               DUKE POWER COMPANY
                  STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES

                  Statements of Participants' Investment as of October 31, 1996 and 1995, Statements of Changes in Participants' Investment for the fiscal years ended October 31, 1996, 1995 and 1994, Supplemental Schedules and Independent Auditors' Report


TABLE OF CONTENTS                                                                                                 Page

Independent Auditors' Report                                                                                        2

Financial Statements
                 Statements of Participants' Investment as of October 31, 1996 and 1995                             3

                 Statements of Changes in Participants' Investment for the fiscal years ended October 31,
                 1996, 1995 and 1994                                                                                4

                 Notes to Financial Statements                                                                      5-10

                 Schedule I - Investments in Securities                                                             11

                 Schedule II - Participants' Investment                                                             12-13

                 Schedule III - Changes in Participants' Investment                                                 14-16

INDEPENDENT AUDITORS' REPORT

Duke Power Company Stock Purchase-Savings Program for Employees:

We have audited the accompanying Statements of Participants' Investment of the Duke Power Company Stock Purchase-Savings Program for Employees (the Program) as of October 31, 1996 and 1995, and the related Statements of Changes in Participants' Investment for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the participants' investment in the Program at October 31, 1996 and 1995, and the changes in participants' investment for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Program taken as a whole. The supplemental information of investments in securities, participants' investment and changes in participants' investment is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding participants' investment and changes in participants' investment by the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Program's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Charlotte, North Carolina
April 15, 1997

DUKE POWER COMPANY
STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES

STATEMENT OF PARTICIPANTS' INVESTMENT As of October 31, 1996 and 1995 (To be filed under cover of Form SE)

DUKE POWER COMPANY
STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES


STATEMENT OF CHANGES IN PARTICIPANTS' INVESTMENT
For the Fiscal Years Ended October 31, 1996, 1995 and 1994
(To be filed under cover of Form SE)

DUKE POWER COMPANY
STOCK PURCHASE-SAVINGS PROGRAM FOR EMPLOYEES


NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PROGRAM

         Purpose and Participation
         The purpose of the Duke Power Company Stock Purchase-Savings Program for Employees (the "Program") is to provide an opportunity for eligible employees of Duke Power Company (the "Company") and its affiliates, Crescent Resources, Inc., Nantahala Power and Light Company, Duke Energy Corp., and Duke Engineering & Services, Inc. (including its wholly-owned subsidiaries DE&S Northwest, Inc. and Intera, Inc.), to enhance their long-range financial security and retirement planning through tax deferred savings with the benefit of contributions by the employer, and to acquire an interest in the Company through ownership of Duke Power Company Common Stock ("Common Stock"), thus enhancing the incentive for employees to contribute to the success of the Company. Employees are eligible to participate if they (1) have attained the age of eighteen on the first day of the program year and (2) become full-time employees by the first working day of August and have continuous service through November 1 (eligible for November 1 entry) or have worked 1,000 hours in any 12 month period prior to May 1 (eligible for May 1 entry). May 1 enrollment is only offered to employees who have become eligible since November 1.

         Effective January 1, 1997, the name of the Plan was changed to the Duke Power Company Retirement Savings Plan and the plan year was designated to be on a calendar basis. On this date, employees are eligible to participate if they 1) have attained the age of eighteen and 2) have been an Employee throughout the three immediately preceding calendar months.

         Contributions
         A participant may authorize payroll reductions from eligible earnings in the form of Deferrals and Additional Deferrals. A participant may elect company matched Deferrals from 1.5 percent to 5 percent of eligible earnings, depending upon years of employment. A participant may elect non-company matched Additional Deferrals depending upon years of employment and the participant's level of compensation. Both the Deferrals and Additional Deferrals of some highly compensated employees may be limited by various provisions of the Internal Revenue Code. All Deferrals and Additional Deferrals are exempt from federal and state income tax withholding in the year they are deferred, but both are subject to payroll taxes. Both Deferrals and Additional Deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The employer contributes to the Program on behalf of a participant an amount equal to 100 percent of the participant's Deferrals in any pay period. These employer matching contributions are not intended to satisfy the requirements of
         Section 401(k) of the Internal Revenue Code.

         Effective January 1, 1997, employees may elect payroll reductions of up to 10 percent of eligible earnings without regard to years of service. The new Deferrals may range from 1 percent to 6 percent while the Additional Deferrals may range from 1 percent to 4 percent. Both the Deferrals and Additional Deferrals of some highly compensated employees may be limited by various provisions of the Internal Revenue Code. All Deferrals and Additional Deferrals are exempt from federal and state income tax withholding in the year they are deferred, but both are subject to payroll taxes. Both Deferrals and Additional Deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The employer shall contribute an amount equal to 100 percent of the first 3 percent of all Deferrals and 50 percent of the next 3 percent of Deferrals in any pay period. These employer matching contributions are not intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code.

         Investments
         Program participants may invest, subject to limitations discussed below, the money in their account in any or all of the funds offered in the Program. Participants who continue to hold U.S. Savings Bonds are restricted to investing in the Duke Power Company Common Stock Fund. Each participant buys "units" of a fund based on its market price. The value of an account is updated daily. Throughout the plan year, the following funds were offered for investment:

         (bullet) American Funds New Perspective  Objective is long-term capital growth through worldwide
                                                  investments.

         (bullet) Dreyfus General Money Market
                  Fund, Inc. -                    Diversified, open-ended mutual
                                                  fund that seeks to provide as
                                                  high a level of current income
                                                  as is consistent with the
                                                  preservation of capital and
                                                  maintenance of liquidity.

         (bullet) Dreyfus S&P 500 Index Fund,
                  Inc. - Objective is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500
                                                   Composite Stock Price Index.

         (bullet) Duke Power Company Common Stock
                  Fund - Consists solely of Duke Power Company Common Stock and a small percentage of uninvested cash that may be used to cover loans, transfers and distributions.

         (bullet) Kemper U.S. Government
                  Securities Fund -                Offers high current income,
                                                   liquidity and security of
                                                   principal.

         (bullet) Twentieth Century Balanced
                  Investors Fund -                 Objective is capital growth
                                                   and current income.

         The Company reserves the right to change the investment funds offered from time to time as conditions merit. Units in any fund listed above that is deleted would be liquidated and transferred to another fund of the participant's choice. The selection from available investment funds is the sole responsibility of each participant. The Program is intended to satisfy the requirements of Section 404(c) of the Employee Retirement Income Security Act.

         Participants' Accounts
         Within 15 days of the end of the calendar month during which such payroll reductions are made, the Deferrals and Additional Deferrals are invested as directed by the participant. Employer matching contributions are applied to the purchase of Common Stock or units of the Common Stock Fund. Shares may be issued directly by the Company or obtained by open market purchase. The shares are allocated to the individual accounts of the participants in proportion to the amounts of their Deferrals, Additional Deferrals and related employer contributions. Dividends on Common Stock are applied in the same manner, and the purchased shares are allocated to individual accounts in proportion to the shares on which the dividends are paid.

         The number of participant accounts in the Program for the class years ended October 31, 1996, 1995 and 1994 were 18,825, 18,945 and 19,085, respectively.

         Vesting and Distribution
         All Company contributions are 100 percent vested for all participants. The participants' Deferrals, Additional Deferrals and employer matching contributions during the program year are paid into a class formed for that year. At the end of the program year, the class is closed and no further payments for that class are made. Employer matching contributions and earnings thereon may be distributed to the participants upon maturity of each class year or may be retained in the Program. A cash payout option has also been added to the

         Program, permitting participants to take withdrawals in either Duke Power Company Common Stock or cash. Deferrals, Additional Deferrals and earnings thereon may be distributed only pursuant to Section 401(k) of the Internal Revenue Code.

         Employees may borrow, with some limitations, from the portion of their account which is subject to Section 401(k). The loan interest rate is based on the rate charged by the Trustee on similar commercial loans and the normal repayment period can be up to 60 months.

         The liability for distributions to matured classes is estimated at the Program's year end based on the October 31st market price of Duke Power Company's Common Stock. There was no liability for distributions at October 31, 1996 or 1995.

         Rights Upon Termination
         The Company expects and intends to continue the Program indefinitely, but has reserved the right to amend, suspend or terminate the Program at any time. In the event of termination of the Program, the net assets of the Program would be distributed to the participants based on the balances in their individual accounts at the date of termination.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting
         The accompanying financial statements have been prepared on the accrual basis of accounting.

         Administrative Costs
         The Company pays all administrative costs relating to the Program.

         Investment Valuation and Income Recognition
         Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.       APPRECIATION (DEPRECIATION) IN MARKET VALUE OF INVESTMENTS

         The total cost, market value and net change in unrealized appreciation (depreciation) in market value of Duke Power Company Common Stock and other fund investments at October 31, 1996, 1995 and 1994 are summarized in the following schedule:

PAGE 9
APPRECIATION (DEPRECIATION) OF MARKET VALUE OF INVESTMENTS
FILED UNDER FORM SE.

4.       TAX CONSEQUENCES OF THE PROGRAM

         The Internal Revenue Service has determined and informed the Company by a letter dated September 7, 1995, that the Plan is qualified and the trust which forms a part of the Program is exempt from federal income tax under the provision of Section 501(a) of the Internal Revenue Code. The Plan, as amended effective January 1, 1997, is intended to satisfy the requirements of the Internal Revenue Code for a tax-qualified plan.

         Program participants are not taxed on either the income earned or employer contributions until such time as distributions are made. Deferrals and Additional Deferrals are based on pre-tax earnings. Therefore, the employees' current taxable income, and thus current income taxes, are generally reduced.

         The Internal Revenue Code imposes a 10 percent additional tax on the taxable portion of a withdrawal or distribution from the Program. This tax is in addition to regular income tax. Distributions after age 59 1/2 or upon separation from service after attaining the age 55, disability or death are not subject to the additional tax. Also exempt are qualifying distributions that are rolled over to an Individual Retirement Account (IRA).

         The Code requires in some cases that 20 percent of the taxable portion of any distribution other than a distribution of Duke Power Company Common Stock be withheld for federal income tax. Withholding is not required when the Trustee for the Program transfers the distribution directly to an IRA sponsored by the participant.

5.       THE TRUSTEE

         All Program assets are held by the Trustee, Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

PAGES 11-16.

SUPPLEMENTAL SCHEDULES FILED UNDER FORM SE.

                               DUKE POWER COMPANY
                         EMPLOYEES' STOCK OWNERSHIP PLAN




                  Statements of Net Assets Available for Plan Distributions as of December 31, 1996 and 1995, Statements of Changes in Net Assets Available for Plan Distributions for the Years Ended December 31, 1996, 1995 and 1994, and Independent Auditors' Report

TABLE OF CONTENTS                                                                                                 PAGE
Independent Auditors' Report                                                                                       3
Financial Statements
                 Statements of Net Assets Available for Plan Distributions as of December 31, 1996 and 1995        4
                 Statements of Changes in Net Assets Available for Plan Distributions for the Years Ended          5
                 December 31, 1996, 1995 and 1994
                 Notes to Financial Statements                                                                   6 - 9

Independent Auditors' Consent                                                                                      10
NOTE:            Schedules I, II and III are omitted because of the absence of conditions under which they are required, or because the required information is included in the financial statements or notes thereto.

         INDEPENDENT AUDITORS' REPORT


         Duke Power Company Employees' Stock Ownership Plan:

         We have audited the accompanying Statements of Net Assets Available for Plan Distributions of Duke Power Company Employees' Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Distributions for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan distributions for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



         Deloitte & Touche LLP

         Charlotte, North Carolina
         April 15, 1997

         DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS AS OF DECEMBER 31, 1996 AND 1995
         (DOLLARS IN THOUSANDS)

                                                                                NOTES           1996              1995
                                                                                                ----              ----
          INVESTMENTS IN DUKE POWER COMPANY COMMON STOCK - At quoted market value (1996 - 1,213,092 shares; 1995 - 1,242,189
          shares)                                                                 4             $56,112           $58,854

          LESS LIABILITY FOR:                                                     1
                      Distributions payable to participants                                         175                 -
                   Distributions payable to terminated  participants                                 29                60
                                                                                                   ----              ----

             Total Liabilities                                                                    $ 204             $  60
                                                                                                  -----             -----
          NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS
                                                                                                $55,908           $58,794
                                                                                                =======           =======


          See notes to financial statements.

DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN DISTRIBUTIONS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS)
                                                          NOTES          1996                  1995                1994
                                                          -----          ----                  ----                ----
INCREASES (DECREASES):
Dividends and interest                                                  $2,504                $2,480               $2,421

Net unrealized appreciation (depreciation) in market
value of Duke Power Company Common Stock
                                                            4           (3,389)                9,946               (8,051)

Distributions of appreciated (depreciated) securities:      1

        Matured class participants                                        (937)                 (720)                (354)

        Terminated participants                                         (2,828)               (1,795)              (2,463)

        Participants electing distribution
        of dividends                                                      (349)                 (366)                (386)
                                                                    ----------------     -----------------    -----------------

      Total Distributions                                               (4,114)               (2,881)              (3,203)

Realized gain related to distributions of appreciated 1
(depreciated) securities:

        Matured class participants                                         448                   477                1,450

        Terminated participants                                          1,665                 1,109                1,147
                                                                    ----------------     -----------------    -----------------

     Total Realized Gain                                                 2,113                 1,586                2,597
                                                                    ----------------     -----------------    -----------------

NET INCREASE (DECREASE)                                                 (2,886)               11,131               (6,236)

BALANCE, BEGINNING OF YEAR                                              58,794                47,663               53,899
                                                                    ----------------     -----------------    -----------------

BALANCE, END OF YEAR                                                   $55,908               $58,794              $47,663
                                                                    ================     =================    =================

See notes to financial statements.

DUKE POWER COMPANY EMPLOYEES' STOCK OWNERSHIP PLAN


NOTES TO FINANCIAL STATEMENTS

1.      DESCRIPTION OF THE PLAN

                Purpose and Participation - Duke Power Company and its affiliates, Crescent Resources, Inc. and Duke Engineering & Services, Inc., (collectively referred to as the "Employing Company"), have adopted an Employee Stock Ownership Plan (the Plan) for their employees. The Plan is a stock bonus plan designed to promote investment by employees in Duke Power Company. Employees are eligible to participate if they (1) have attained the age of eighteen on the first day of the plan year, (2) have been employees for the three immediately preceding calendar months, and (3) are not members of a unit of employees covered by a collective bargaining agreement which provides for retirement benefits not available to employees generally. No participants have been added to the Plan since 1987. The plan year consists of a calendar 12 months.

        The Plan was amended in December 1987 to allow participants to elect to receive, in cash, dividends paid on shares held in their accounts.

        Contributions - Prior to 1987, Employing Company contributions to the Plan were based on investment tax credits and payroll-tax credits. All such tax credits have now been repealed. The Employing Company has not made a contribution to the Plan since 1987 and does not anticipate making any further contributions to the Plan.

        Participants' Accounts - Separate accounts by plan year are maintained for each participant to accumulate any annual allocations and dividends earned thereon.

        At December 31, 1996 there were 9,163 participant accounts in the Plan, including 1,252 accounts of persons terminated from employment who were eligible to receive their vested benefits.

        Vesting and Distributions - The Plan provides for immediate vesting. Distributions for a plan year are available at the end of the seventh plan year after contributions are made. As of February 1995, all contributions have been held in the Plan for at least seven years and are available for distribution to the participants. Plan account balances may be distributed upon retirement or termination, or funds may be left in the Plan until requested (up to age 70 1/2).

        The liability for distributions payable to terminated participants is estimated at year end based on the year end market price of Duke Power Company's common stock. Differences between estimated distribution and actual distribution amounts are reflected in the subsequent year's "Distributions of appreciated (depreciated) securities."

        Right to Amend or Terminate - The Employing Company has reserved the right to amend or terminate the Plan, at any time, by resolution of the Management Committee of the Board of Directors of Duke Power Company. If the Plan were terminated, all assets of the Plan would be distributed to the individual participants based upon the balances in their individual accounts at date of termination.

        Valuation of the Plan - The Plan's investments are stated at fair value. The Company stock is valued at its quoted market price.

2.      BASIS OF ACCOUNTING

        The accompanying financial statements are prepared on the accrual basis of accounting.

3.      ADMINISTRATIVE COSTS

        The Company pays all administrative costs relating to the Plan.

4.      INVESTMENTS IN DUKE POWER COMPANY COMMON STOCK

        The net change in unrealized appreciation (depreciation) in market value of investments for the years ended December 31, 1996, 1995 and 1994 is as follows (dollars in thousands):

                                                                                                                Net
                                                                                                             Unrealized
                                                             Market                                         Appreciation
                                                             Value                  Cost                   (Depreciation)
                                                       ------------------     ------------------     -------------------------
1996:
December 31, 1996                                                $56,112                $25,581                       $30,531
December 31, 1995                                                 58,854                 24,934                        33,920
                                                       ------------------     ------------------     -------------------------

Net Change                                                       $(2,742)                  $647                       $(3,389)
                                                       ==================     ==================     =========================

                                                                                                                Net
                                                                                                             Unrealized
                                                             Market                                         Appreciation
                                                             Value                  Cost                   (Depreciation)
                                                       ------------------     ------------------     -------------------------
1995:
December 31, 1995                                                $58,854                $24,934                       $33,920
December 31, 1994                                                 48,039                 24,065                        23,974
                                                       ------------------     ------------------     -------------------------

Net Change                                                       $10,815                   $869                        $9,946
                                                       ==================     ==================     =========================


                                                                                                               Net
                                                                                                            Unrealized
                                                             Market                                        Appreciation
                                                             Value                  Cost                  (Depreciation)
                                                       ------------------     ------------------     -------------------------
1994:

December 31, 1994                                                $48,039                $24,065                       $23,974
December 31, 1993                                                 56,946                 24,921                        32,025
                                                       ------------------     ------------------     -------------------------

Net Change                                                      $(8,907)                 $(856)                      $(8,051)
                                                       ==================     ==================     =========================

5.  TAX CONSEQUENCES OF THE PLAN

    The Plan, as amended, has been approved by the Internal Revenue Service by a letter dated September 7, 1995, as a qualified employees' trust under Sections 401 and 409(a) of the Internal Revenue Code. The Plan is exempt from income taxes under Section 501(a) of the Code.

    Plan participants are not taxed on either the income earned or Employing Company contributions until distributions are made.

    The Internal Revenue Code imposes a 10 percent additional federal income tax on the taxable portion of the Plan's distributions, unless the employee has reached age 59 1/2. The 10 percent additional tax does not apply to certain distributions that are specifically exempted by the Code: termination of employment after reaching age 55, disability or death. Also exempt are qualifying distributions that are rolled over to an Individual Retirement Account (IRA). The Code also requires, in some cases, that 20 percent of the taxable portion of any distribution (other than a distribution of Duke Power Company common stock) must be withheld for federal income tax. Withholding is not required where the Trustee for the Plan transfers the distribution directly to an individual retirement arrangement sponsored by the participant.

6.  THE TRUSTEE

    In accordance with terms of a trust agreement, the Trustee, Wachovia Bank of North Carolina, N.A., holds all investments and makes distributions to participants.

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Post-Effective Amendment No. 11 to Registration Statement No. 2-72172 of Duke Power Company on Form S-8 of our reports dated April 15, 1997, appearing in this Annual Report on Form 11-K with respect to the Duke Power Company Stock Purchase-Savings Program for Employees for the fiscal year ended October 31, 1996 and the Duke Power Company Employees' Stock Ownership Plan for the year ended December 31, 1996.




Deloitte & Touche LLP

Charlotte, North Carolina
April 15, 1997